July 11, 2024

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

       Re: Premium Catering (Holdings) Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed Jun 26, 2024
           File No. 333-279272
Dear Gao Lianquan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Dilution, page 34

1. We note that on page 31 you disclose US$631,125 in underwriting discounts and commissions and estimated offering expenses of approximately US$990,223. However, on page 34 you disclose US$556,875 in underwriting discounts and commissions and estimated offering expenses of approximately US$1,055,771. Please clarify or revise.
General

2. We note your disclosure on pages 9 and 130 that Better Access is a Resale Shareholder and has "agreed to a lock up period" for its Resale Shares. However, the Resale
       Prospectus does not indicate that Better Access is offering any shares in the Resale
       Offering. Please reconcile this discrepancy or advise.
 July 11, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services